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                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549


                                   FORM 12b-25

                        Commission File Number 333-26729

                           NOTIFICATION OF LATE FILING

(Check One):   x  Form 10-K   Form 11-K   Form 20-F   Form 10-Q   Form N-SAR

               For Period Ended:  December 31, 1999

Transition Report on Form 10-K                  Transition Report on Form 10-Q
Transition Report on Form 20-F                  Transition Report on Form N-SAR
Transition Report on Form 11-K

         For Transition Period Ended:

         Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

         If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:

                                     PART I
                             REGISTRANT INFORMATION

                               KEY PLASTICS L.L.C.
                            (Full name of registrant)

                         KEY PLASTICS TECHNOLOGY L.L.C.
                          (Former name, if applicable)

                          21333 HAGGERTY ROAD SUITE 200
                     (Address of principal executive office)

                              NOVI, MICHIGAN 48375
                           (City, state and zip code)





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                                     PART II
                             RULE 12b-25 (b) AND (c)

         If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

x        (a)      The reasons described in detail in Part III of this form
could not be eliminated without unreasonable effort or expense;

x        (b)      The subject annual report on Form 10-K will be filed on or before the 15th calendar day following the prescribed due date; and

         (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

                                    PART III
                                    NARRATIVE

         State below in reasonable detail the reasons why Form 10-K could not be filed within the prescribed time period.

         As disclosed in the Current Report on Form 8-K filed on March 24, 2000 by Key Plastics L.L.C. (the "Company") with the Securities and Exchange Commission, the Company and certain of its domestic affiliates filed a voluntary petition for reorganization under Chapter 11 of the United States Bankruptcy Code in the United States Bankruptcy Court for the Eastern District of Michigan, Southern Division, on March 23, 2000 (case no. 00-44478-R).

         The Company's audit is not complete. In addition, the retention of the Company's independent accountants has yet to be approved by the U.S. Bankruptcy Court. Once approved, the Company anticipates that it will file its Form 10-K within the 15 calendar day time limit prescribed under rule 12b-25 promulgated pursuant to the Securities Exchange Act of 1934, as amended.

                                     PART IV
                                OTHER INFORMATION

         (1) Name and telephone number of person to contact in regard to this notification

Mark W. Peters                       313              568-5333
(Name)                               (Area Code)      (Telephone Number)

         (2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s). x Yes No

         (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? Yes x No

         If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.





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                               Key Plastics L.L.C.
                  (Name of Registrant as Specified in Charter)

Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.


Date:  March 31, 2000                     /s/ Larry D. Schwentor
                                          ----------------------------------
                                   By:    Larry D. Schwentor
                                          Senior Vice President Finance &
                                          Administration/Chief Financial
                                          Officer



                                    ATTENTION

         Intentional misstatements or omissions of fact constitute Federal criminal violations (see 18 U.S.C. 1001).